Exhibit 99.3

MANDATE

BOARD OF DIRECTORS OF

THE BANK OF NOVA SCOTIA

The Board of Directors (the “Board”) of The Bank of Nova Scotia (the “Bank”) has the responsibilities and duties as outlined below:

Governance

1.	Responsible for the stewardship of the Bank.

2.	To supervise the management of the business and affairs of the Bank.

3.	To perform such duties and approve certain matters as may be required by:

•	the Bank Act and the regulations thereunder;

•	the Office of the Superintendent of Financial Institutions (“OSFI”) and its regulations; and

•	other applicable legislation and regulations including those of the Ontario Securities Commission, the other Canadian Securities Administrators and the Toronto and New York Stock Exchanges.

4.	To develop the Bank’s approach to corporate governance and its corporate governance principles and guidelines.

5.	On the recommendation of the Corporate Governance Committee, to appoint directors or recommend nominees for election to the Board at the Annual Meeting of shareholders.

6.	From its membership, to appoint a non-executive Chairman of the Board.

7.

To establish committees of the Board, delegate the appropriate responsibilities to those said committees, approve their charters, and appoint the Chairs for committees of the Board and as part of this process, review the structure and composition of the Board committees (generally) to ensure that they provide sufficient oversight.

8.	To establish expectations and responsibilities of directors, including attendance at, preparation for, and participation in Board and committee meetings.

9.	To conduct and act upon annual assessments and evaluations of the board, committees of the Board and individual directors.

10.	To approve the Bank’s policies and procedures for addressing conflicts of interest.

11.	To ensure that there is an ongoing, appropriate and effective process in place for ensuring adherence to the Bank’s Code of Conduct.

12.

To consider reports from management on material developments in the Bank’s relationship with OSFI, meet with OSFI to discuss OSFI’s supervisory results (unless OSFI directs that it shall meet with the Risk Committee), notify OSFI of substantive issues affecting the Bank where senior management has not otherwise notified OSFI and oversee that OSFI is provided with prior notice of potential changes to the membership of the Board and senior management.

Strategic Management

13.	To review and approve the Bank’s Profit and Capital Plans, and review performance against the approved plans.

14.	To oversee the Bank’s strategic direction, organizational structure and succession planning of executive management (including appointing, training and monitoring executive management).

15.

To adopt a strategic planning process and approve: on an annual basis, a strategic plan for the Bank, which takes into account, among other things, the opportunities and risks of the business; and other significant strategic initiatives presented by management.

16.	To oversee the implementation of the Bank’s strategic plans and monitor management’s execution against approved plans, strategy and the risk appetite.

17.	To review and approve all material transactions.

18.

To review and approve the Bank’s Capital Management Policy, taking into account risks assumed and ensuring that appropriate capital management strategies are in place, and monitor performance against the approved plans.

19.	To review and approve specific requests for capital expenditures, beyond previously authorized limits.

Risk Management and Internal Controls

20.	To approve and oversee the implementation of the Bank’s overall risk strategy, including the Bank’s Risk Appetite Framework.

21.	To oversee the promotion and maintenance of a strong risk-aware culture and risk-aware driven values throughout the Bank.

22.

To oversee that processes are in place to identify the significant financial and non-financial risks and review and approve significant risk management frameworks and ensure the implementation of appropriate processes by management to manage those risks. Obtain assurances from management that such frameworks are being adhered to.

23.	To perform such duties, approve certain matters and review reports as may be required under key Bank frameworks/policies approved by the Board.

24.	To ensure that the Board receives from senior management the information and input required to enable the Board to effectively perform its duties.

25.	To approve the Bank’s overall internal control framework, including the Internal Control Policy.

26.

To oversee the integrity and effectiveness of the Bank’s internal controls and management information systems and receive reports on the effective design and operation of these systems and reasonable assurance that the Bank is operating within an appropriate control framework.

Oversight of Management

27.

To the extent feasible, satisfy itself as to the integrity of the President and Chief Executive Officer and other senior officers and that the President and Chief Executive Officer and other senior officers create a culture of integrity throughout the organization.

28.	To establish appropriate processes to periodically assess the assurances that senior management provides to the Board.

29.

To approve the appointment and compensation of executive management and monitoring executive management to ensure that they are qualified, competent and compensated in a manner that is consistent with appropriate prudential incentives.

30.	To provide oversight of and approve the Bank’s compensation programs and policies.

31.	To advise and counsel the President and Chief Executive Officer.

32.	To oversee the Bank’s control functions, having regard to their independence and effectiveness.

33.	To establish appropriate structures and procedures to enable the Board to function independently of management and provide throughtful guidance and constructive challenge to management.

34.	To dismiss and replace the President and Chief Executive Officer of the Bank, if required.

Public Disclosure and Communications

35.

To review the performance of the Bank on a consolidated basis and approve all annual and quarterly financial statements and other public disclosure documents that require Board approval, and the declaration of dividends.

36.	To adopt a communications policy for the Bank.

37.	To establish procedures and provide disclosure of a contact to receive feedback from stakeholders of the Bank and communications to the independent directors as a group.

This mandate was last revised and approved by the Board on June 26, 2018.